Exhibit 99.1

VIA optronics AG Announces Date of Second Quarter 2021 Financial Results Conference Call

Nuremberg, Germany: September 2, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of interactive display systems and solutions, today announced that it will report its second quarter 2021 financial results before the opening of the US financial markets on Thursday, September 9, 2021.

VIA will host a conference call to discuss its results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time the same day. The dial-in numbers for the call are +1 760-294-1674 (USA), +44 203-059-8128 (UK), or +49 695-660-36000 (Germany). Please ask to be connected to the VIA optronics AG call.

The live webcast of the call can be accessed at the VIA Investor Relations website at https://investors.via-optronics.com, along with the company’s earnings press release. An archived version of the webcast will be available on the VIA Investor Relations website.

About VIA:

VIA is a leading provider of interactive display systems and solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Investor Relations:

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

212-331-8417

Media Contact:

Alexandra Müller-Plötz

AMueller-Ploetz@via-optronics.com

+49-911-597 575-302